UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE

STOCK PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. [NO FEE REQUIRED].

For the fiscal year ended May 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. [NO FEE REQUIRED].

For the transition period from _________ to _________

Commission File Number 000-50128

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bank of North Carolina Savings and Profit Sharing Plan and Trust

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BNC Bancorp

3980 Premier Drive

High Point, North Carolina 27265

BANK OF NORTH CAROLINA
SAVINGS AND PROFIT SHARING PLAN AND TRUST
TABLE OF CONTENTS

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Participants and Administrator of

Bank of North Carolina Savings and Profit Sharing Plan and Trust

High Point, North Carolina

We have audited the accompanying statements of net assets available for benefits of the Bank of North Carolina Savings and Profit Sharing Plan and Trust (the “Plan”) as of May 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements of the Plan referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of May 31, 2013 and 2012, and changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of May 31, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2013 financial statements taken as a whole.

Raleigh, North Carolina

November 26, 2013

1

BANK OF NORTH CAROLINA
SAVINGS AND PROFIT SHARING PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

MAY 31, 2013 AND 2012

	2013	2012
ASSETS
Investments:
Common collective trust	$2,439,250	$1,779,746
Mutual funds	6,825,117	5,185,515
Pooled separate accounts	8,091,608	4,112,728
BNC Bancorp Stock	3,406,289	2,270,963
Total investments	20,762,264	13,348,952

Receivables:
Notes receivable from participants	764,095	657,181

Total Assets	21,526,359	14,006,133

LIABILITIES
Excess contributions payable	6,706	30,641

Net assets available for benefits at fair value	21,519,653	13,975,492

Adjustment from fair value to contract value for fully benefit responsive investment contracts	(51,353)	(41,073)

Net Assets Available for Benefits	$21,468,300	$13,934,419

The accompanying notes to the financial statements are an integral part of this statement.

2

BANK OF NORTH CAROLINA
SAVINGS AND PROFIT SHARING PLAN AND TRUST
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED MAY 31, 2013 AND 2012

	2013	2012
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$2,689,161	$-
Interest and dividends	167,967	159,399
Total investment income	2,857,128	159,399

Interest income on notes receivable from participants	31,106	24,667

Contributions:
Participant contributions	2,257,737	1,739,770
Employer contributions	798,728	642,891
Rollover contributions	1,183,447	1,697,550
Total contributions	4,239,912	4,080,211

Transfer of assets from merged plan	868,348	-

Total additions	7,996,494	4,264,277

Deductions from net assets attributed to:
Net depreciation in fair value of investments	-	418,529
Benefits paid to participants	443,928	1,112,986
Administrative expenses	10,930	7,708
Corrective distributions	7,755	-

Total deductions	462,613	1,539,223

Net increase in net assets	7,533,881	2,725,054

Net assets available for benefits, beginning of year	13,934,419	11,209,365

Net assets available for benefits, end of year	$21,468,300	$13,934,419

The accompanying notes to the financial statements are an integral part of this statement.

3

BANK OF NORTH CAROLINA
SAVINGS AND PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS

MAY 31, 2013 AND 2012

Note 1—Description of the plan

The following brief description of the Bank of North Carolina Savings and Profit Sharing Plan and Trust (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General – The Plan was officially adopted and effective on January 1, 1997. The Plan is a defined contribution pension plan covering all non-bargaining unit employees of the Bank of North Carolina (“BNC”) who have attained the age of 18. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). BNC is the wholly owned subsidiary of BNC Bancorp, a North Carolina bank holding company.

Contributions – Each year, participants may contribute up to 75% of pre-tax annual compensation subject to Internal Revenue Code of 1986, as amended (“IRC”) Limitations, as defined in the Plan. Participants may also contribute rollovers from other qualified plans. Participants direct the investment of their contributions into various investment options offered by the Plan. For the May 31, 2013 and 2012 Plan years, BNC made matching contributions to the Plan equal to 50% of employees’ elective deferrals up to 6% of pre-tax compensation. Employees who are eligible to make elective deferrals under the Plan and who have attained age 50 before the close of the Plan year are eligible to make catch-up contributions.

Participant Accounts – Each participant's account is credited with the participant’s contribution, including any rollover amounts from qualified plans, and allocations of BNC’s contribution. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting – Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in BNC’s contribution portion of a participant’s accounts is based on years of continuous service as follows:

Vesting
Years of Service	Percentage
Less than one	0%
1	20%
2	40%
3	60%
4	80%
5	100%

4

BANK OF NORTH CAROLINA
SAVINGS AND PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS

MAY 31, 2013 AND 2012

Note 1—Description of the plan (continued)

Payment of Benefits – Participants may withdraw all or a portion of their vested account if they terminate employment before attaining normal retirement age, become disabled, or attain normal retirement age but continue to work. Participants may also withdraw from the Plan when they attain age 59 ½ but continue to work or qualify for in-service distributions on account of financial hardship. Payments from the Plan that are eligible rollover distributions may be either paid in a direct rollover to an individual retirement account of another employer plan or paid directly to the participant. If the vested portion is between $1,000 and $5,000, and the participant does not elect to receive the distribution in a lump sum or direct rollover, benefits will be paid as a direct rollover to an individual retirement account. If the vested account balance is more than $5,000, all or a portion of benefits will be paid as a lump sum.

Notes Receivable from Participants – The minimum amount participants may borrow from the Plan is $1,000. Participants may borrow from their accounts up to $50,000 or 50% of their vested account balance, whichever is less. All loans are secured by the participant’s vested balance and bear interest at a rate equal to the prime rate at the time of the loan plus 1%. The interest rates vary from 4.25% to 9.25% during fiscal year 2013. Loan repayments must be amortized in level payments, not less frequently than quarterly, over a period not extending five years from the date of the loan, unless such loan is used to acquire a dwelling unit which, within a reasonable time, will be used as the principal residence of the participant.

Forfeited Accounts – When certain terminations of participation in the Plan occur, the nonvested portion of the participant’s account, as defined by the Plan, represents a forfeiture. Such forfeitures are used to reduce future employer contributions. At May 31, 2013 and 2012, forfeited nonvested amounts totaled $21,722 and $70,920, respectively. During fiscal years 2013 and 2012, $73,949 and $24,768 of forfeited accounts were used to reduce employer contributions, respectively.

Administrative Expenses – All reasonable expenses of administration including, but not limited to, those involved in retaining necessary professional assistance are paid by BNC.

Note 2—Summary of significant accounting policies

Basis of Accounting – The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

5

BANK OF NORTH CAROLINA
SAVINGS AND PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS

MAY 31, 2013 AND 2012

Note 2—Summary of significant accounting policies (continued)

Investment Valuation and Income Recognition – Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Investment securities in general, are subject to various risks, such as interest rate, credit and overall market volatility. Due to the levels of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses when they are incurred. No allowance for credit losses has been recorded as of May 31, 2013 and 2012. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits – Benefits are recorded when paid.

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Excess Contributions Payable – The Plan is required to return contributions received during the plan year in excess of the IRC limits. These returned contributions are reported as deductions from net assets on the Statements of Changes in Net Assets Available for Benefits.

Expenses - Certain expenses of maintaining the Plan are paid directly by BNC and are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant's account and are included in administrative expenses.

6

BANK OF NORTH CAROLINA
SAVINGS AND PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS

MAY 31, 2013 AND 2012

Note 3—Investments

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits at May 31:

	2013	2012
BNC Bancorp Stock,
315,105.532 shares and 293,785.639 shares, respectively	$3,406,289	$2,270,963
Fidelity Advisory Strategic Income T Fund,
0 units and 71,928.400 units, respectively	-	883,872
Mid Cap S&P 400 Index Separate Account,
0 units and 30,336.896 units, respectively	-	758,428
Oppenheimer Quest Opportunity Value A Fund,
0 units and 44,350.299 units, respectively	-	1,011,630
PIMCO Total Return R Fund,
127,507.206 units and 100,283.808 units, respectively	1,414,014	1,134,070
Principal Stable Value Fund
134,274.869 units and 98,588.897 units, respectively, at contract value (fair value $2,439,250 and $1,779,746, respectively)	2,387,897	1,738,673
Large Cap S&P 500 Index Separate Account
17,736.203 units and 0 units, respectively	1,166,472	-
Mid Cap S&P 400 Index Separate Account
36,451.54 units and 0 units, respectively	1,175,983	-
Oppenheimer Flex Strategies A Fund
48,795.917 units and 0 units, respectively	1,187,693	-

The Principal Stable Value Fund is a common collective trust fund which consists of the Union Bond and Trust Company Stable Value Fund. This fund consists of investments in contracts at fair value of the underlying investments, which are then adjusted by the issuer to contract value. The fund may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage backed securities, bond funds, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The net realizable value of the common collective trust’s assets is dependent upon the financial stability of the issuing entity and its ability to fulfill the terms of the contracts. At May 31, 2013 and 2012, there were no reserves established against contract values for credit risk. The latest available reports for the Union Bond and Trust Company Principal Stable Value Fund were for the year ended December 31, 2012. The gross crediting interest rates of this fund were 1.91% and 2.39% in 2013 and 2012, respectively.

During the years ended May 31, 2013 and 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2013	2012
Common collective trust	$57,769	$69,807
Mutual funds	453,694	(785,112)
Pooled separate accounts	1,250,037	240,295
BNC Bancorp Stock Fund	-	(65,574)
BNC Bancorp Stock	927,661	122,055

	$2,689,161	$(418,529)

7

BANK OF NORTH CAROLINA
SAVINGS AND PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS

MAY 31, 2013 AND 2012

Note 4—Fair value of financial investments

Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets in active markets.

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets in active markets, and inputs that are observable for the asset, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement, and requires significant management judgment, or estimation using pricing models, discounted cash flow methodologies or similar techniques.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used are designed to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at May 31, 2013 and 2012.

Mutual Funds

These investments are public investment vehicles valued using the Net Asset Value (“NAV"). The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within Level 1 of the valuation hierarchy.

Pooled Separate Accounts

These investments are represented by a unit of account whose per unit value is the result of the accumulated values of the underlying investments. The underlying investments are public investment vehicles valued using the NAV. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV’s of the underlying investments are quoted in an active market. The Plan has no unfunded commitments related to the pooled separate accounts and redemptions and subscriptions are permitted daily. As such, the pooled separate accounts are classified within Level 2 of the valuation hierarchy.

8

BANK OF NORTH CAROLINA
SAVINGS AND PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS

MAY 31, 2013 AND 2012

Note 4—Fair value of financial investments (continued)

Common Collective Trust (“CCT”)

This investment represents units of a collective investment trust for which the NAV is based on the market value of its underlying investments. The CCT seeks stability of principal and high current income through investments in stable value products. The CCT contains synthetic investment contracts comprised of both underlying investments and contractual components which have observable Level 1 or Level 2 pricing inputs, including quoted prices for similar assets in active or non-active markets. The Plan has no unfunded commitments related to the CCT and the Plan’s units can be redeemed on a daily basis. The Plan’s investments in the CCT is classified within Level 2 of the valuation hierarchy.

BNC Bancorp Stock

Investments in BNC Bancorp stock are represented by shares of common stock traded on active markets and are classified within Level 1 of the valuation hierarchy.

Below are the Plan’s financial instruments carried at fair value on a recurring basis by the ASC 820 fair value hierarchy levels as described above.

	Investments at fair value as of May 31, 2013
	Quoted
	Prices
	in Active
	Markets for	Significant	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs	Total
	(Level 1)	(Level 2)	(Level 3)	Fair Value
Mutual funds:
Small/mid U.S. equity	$387,452	$-	$-	$387,452
International equity	1,727,923	-	-	1,727,923
Balanced/asset allocation	1,550,836	-	-	1,550,836
Fixed income	2,919,884	-	-	2,919,884
Bond fund	239,022	-	-	239,022
Pooled separate accounts:
Large U.S. equity	-	3,052,816	-	3,052,816
Small/mid U.S. equity	-	2,389,160	-	2,389,160
Balanced/asset allocation	-	2,558,868	-	2,558,868
Fixed income	-	90,764	-	90,764
BNC Bancorp Stock	3,406,289	-		3,406,289
Common collective trust	-	2,439,250	-	2,439,250
Total Assets	$10,231,406	$10,530,858	$-	$20,762,264

9

BANK OF NORTH CAROLINA
SAVINGS AND PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS

MAY 31, 2013 AND 2012

Note 4—Fair value of financial investments (continued)

	Investments at fair value as of May 31, 2012
	Quoted
	Prices
	in Active
	Markets for	Significant	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs	Total
	(Level 1)	(Level 2)	(Level 3)	Fair Value
Mutual funds:
Small/mid U.S. equity	$157,661	$-	$-	$157,661
International equity	1,034,154	-	-	1,034,154
Balanced/asset allocation	1,341,216	-	-	1,341,216
Fixed income	2,468,479	-	-	2,468,479
Bond fund	184,005	-	-	184,005
Pooled separate accounts:
Large U.S. equity	-	1,772,738	-	1,772,738
Small/mid U.S. equity	-	1,665,901	-	1,665,901
Balanced/asset allocation	-	574,914	-	574,914
Fixed income	-	99,175	-	99,175
BNC Bancorp Stock	2,270,963	-	-	2,270,963
Common collective trust	-	1,779,746	-	1,779,746
Total Assets	$7,456,478	$5,892,474	$-	$13,348,952

Note 5—Plan termination

Although it has not expressed any intent to do so, BNC has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their account balances.

10

BANK OF NORTH CAROLINA
SAVINGS AND PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS

MAY 31, 2013 AND 2012

Note 6—Tax status

On December 1, 2011, the Plan adopted a custom plan sponsored by Principal Financial Group (“Principal”). The Internal Revenue Service (“IRS”) has determined and informed the Plan’s prior prototype with Ascensus (the Plan’s prior third party administer) by letter dated March 31, 2008, that the prototype document satisfied the applicable sections of the IRC. The Plan itself has not received a determination letter from the IRS upon adoption of the custom Principal plan, which has similar requirements to the Ascensus prototype plan. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and has no income subject to business income tax, and therefore, the Plan continues to be tax-exempt.

GAAP requires Plan Management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan Management has analyzed the tax positions taken by the Plan, and has concluded that as of May 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to audit by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Plan Management believes it is no longer subject to income tax examinations for years prior to 2010.

Note 7—Party in interest transactions

For the years ended May 31, 2013 and 2012, administrative expenses are paid to Principal Life Insurance Company, the administrator, by BNC. At May 31, 2013 and 2012, approximately sixteen percent and seventeen percent, respectively, of the Plan’s investments are held in BNC Bancorp Stock, BNC’s parent company. Principal Trust Company, who is the custodian of the Plan through Principal Financial Group, offers several investment options to participants. Participant loans are available to participants who meet certain Plan requirements. These investments and participant loans are party-in-interest transactions.

Note 8—Plan merger

The Plan Sponsor acquired First Trust Bank as of November 30, 2012. Effective April 1, 2013, First Trust Bank 401(k) Plan was merged into the Plan. Total assets transferred to the Plan were $868,348, which consisted solely of participant investments.

11

BANK OF NORTH CAROLINA
SAVINGS AND PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS

MAY 31, 2013 AND 2012

Note 9—Reconciliation of financial statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500.

	2013	2012
Net assets available for benefits per financial statements	$21,468,300	$13,934,419
Excess contributions payable	6,706	30,641
Adjustment from fair value to contract value for fully benefit responsive investment contracts	51,353	41,073
Net assets available for benefits per Form 5500	$21,526,359	$14,006,133

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

	2013	2012
Net increase in net assets available for benefits per the financial statements	$7,533,881	$2,725,054
Increase (decrease) in excess contributions payable	(23,935)	12,779
Increase (decrease) in adjustment from fair value to contract value for fully benefit-responsive investment contracts	10,280	(10,849)
Transfer of assets to the Plan during the Plan year	(868,348)	-
Net increase in net assets available for benefits per Form 5500	$6,651,878	$2,726,984

Note 10 – Subsequent event

The Plan Sponsor acquired Randolph Bank & Trust Company as of October 1, 2013. Effective November 1, 2013, the Randolph Bank & Trust Company 401(k) Plan was merged into the Plan. Total assets transferred to the Plan were $4,693,739.

12

Supplemental schedule

BANK OF NORTH CAROLINA
SAVINGS AND PROFIT SHARING PLAN AND TRUST
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
FORM 5500 – SCHEDULE H (PART IV, LINE 4i)
I.D. NUMBER: 56-1663154 PLAN NUMBER: 001

MAY 31, 2013

		(c)
	(b)	Description of Investment	(e)
	Identity of Issuer, Borrower,	Including Maturity Date, Rate of Interest,	Current
(a)	Lessor or Similar Party	Collateral, Par, or Maturity Value	Value

	Common collective trust
*	Principal Stable Value Fund	134,274.869 shares	$2,439,250

	Mutual funds
	American Century Heritage A Fund	6,373.253 shares	154,424
	Eagle Small Cap Growth R3 Fund	1,408.581 shares	67,950
	Fidelity Advisory Strategic Income T Fund	83,453.421 shares	1,047,847
	Franklin Income R Fund	157,205.719 shares	363,145
	Heartland Value Plus Fund	2,071.644 shares	69,131
	Heartland Select Value I Fund	2,811.214 shares	95,947
	Oppenheimer Flex Strategies A Fund	48,795.917 shares	1,187,693
	Oppenheimer International Dividend N Fund	66,181.006 shares	848,441
	Oppenheimer Developing Markets N Fund	2,392.972 shares	82,127
	American Funds Small Cap World R3 Fund	17,954.428 shares	797,356
	Pimco Real Return R Fund	38,930.278 shares	458,022
	Pimco Total Return R Fund	127,507.206 shares	1,414,014
	Pimco Com Real Return Str F Fund	40,443.55 shares	239,020
	Total mutual funds		6,825,117

	Pooled separate accounts
*	Principal Lifetime 2010 Separate Account	627.052 shares	11,276
*	Principal Lifetime 2020 Separate Account	16,635.661 shares	317,132
*	Principal Lifetime 2030 Separate Account	11,922.573 shares	225,973
*	Principal Lifetime 2040 Separate Account	12,626.177 shares	241,766
*	Principal Lifetime 2050 Separate Account	5623.426 shares	103,984
*	Principal Lifetime Strategic Income Separate Account	938.397 shares	15,960
*	Principal Lifetime 2015 Separate Account	15,925.996 shares	194,759
*	Principal Lifetime 2025 Separate Account	56,480.641 shares	688,144
*	Principal Lifetime 2035 Separate Account	38,827.138 shares	473,394
*	Principal Lifetime 2045 Separate Account	22,009.805 shares	267,951
*	Principal Lifetime 2055 Separate Account	1,534.037 shares	18,529
*	Principal Large Cap S&P 500 Index Separate Account	17,736.203 shares	1,166,472
*	Principal Mid Cap S&P 400 Index Separate Account	36,451.54 shares	1,175,983
*	Principal Small Cap S&P 600 Index Separate Account	25,108.359 shares	816,195
*	Principal Large Cap Growth 1 Separate Account	68,906.693 shares	968,565
*	Principal Real Estate Secs Separate Account	11,716.457 shares	396,982
*	Principal High Yield I Separate Account	4,661.392 shares	90,764
*	Principal Equity Income Separate Account	48,853.183 shares	917,779
	Total pooled separate accounts		8,091,608

	Common Stock
*	BNC Bancorp Stock	315,105.532 shares	3,406,289

*	Participant loans	4.25% - 9.25%	764,095

	Total		$21,526,359

An asterisk (*) in column (a) denotes a party-in-interest to the plan.

Column (d), cost of investments, is not applicable as these are participant directed accounts.

13

Exhibit List

Exhibit No.	Description

23.1	Consent of Cherry Bekaert LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Bank of North Carolina Savings and Profit Sharing Plan and Trust

Date: November 26, 2013	By:	/s/ Richard D. Callicutt II
Richard D. Callicutt II
Plan Administrator